AZTECA ACQUISITION CORPORATION
421 N. Beverly Drive, Suite 300
Beverly Hills, CA 90210

June 28, 2011

VIA EDGAR

United States Securities and Exchange Commission
Mail Stop 4720
Washington, D.C. 20549

Attn:	Justin Dobbie
Legal Branch Chief

Re:	Azteca Acquisition Corporation (the “Registrant”)
Registration Statement on Form S-1
Filed April 22, 2011, as amended
File No. 333-173687

Dear Sir:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the Registrant hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 3:00 p.m. on Wednesday, June 29, 2011, or as soon as thereafter practicable.

Please note that we acknowledge the following:

o	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

o
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

o	the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Gabriel Brener
Gabriel Brener
Chief Executive Officer